Exhibit 99.3

Deutsche Bank Trust Company Americas

Global Transaction Banking

DEPOSITARY RECEIPTS	March 23, 2016

Depositary’s Notice of Annual General Meeting of Hutchison China MediTech Limited:

Issuer:	Hutchison China MediTech Limited / CUSIP: 44842L103

Country:	United Kingdom

Meeting Details:	Annual General Meeting to be held on Wednesday, April 27, 2016 at 10:00 am, at 4th Floor Hutchison House, 5 Hester Road, Battersea, London SW11 4AN

Voting Deadline:	On or before April 20, 2016 at 10:00 AM (New York City time)

ADS Record Date:	March 24, 2016

ORD : ADS ratio	1 ORD : 2 ADSs

Deutsche Bank Trust Company Americas, as depositary (the “Depositary”) for the American Depositary Share (“ADS”) program of Hutchison China MediTech Limited (the “Company”) has received notice from the Company of its Annual General Meeting currently scheduled on the date set forth above. The Company has informed the Depositary that copies of its Annual Report and Notice of Annual General Meeting are available on the Company’s website at www.chi-med.com

In accordance with the provisions of the Deposit Agreement, registered holders of ADSs at the close of business (NY time) on the ADS Record Date set forth above (“Holders”) will be entitled, subject to any applicable provision of law the Memorandum and Articles of Association of the Company and the provisions of or governing the ordinary shares of the Company (the “Shares”), to instruct the Depositary as to the exercise of the voting rights pertaining to the whole number of shares represented by such Holder’s ADS.  A voting instruction form is enclosed for that purpose.

Upon the timely receipt from a Holder of a properly completed voting instruction form on or before the voting deadline set forth above, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, the Memorandum and Articles of Association of the Company and the provisions of or governing the Shares, to vote or cause the custodian under the Deposit Agreement to vote the Shares (in person or by proxy) represented by ADSs in accordance with such voting instructions.

As the Company has not advised the Depositary that it is aware or should reasonably be aware that substantial opposition exists from Holders against the outcome for which the person designated by the Company as described below would otherwise vote or that the outcome for which the person designated by the Company would otherwise vote would materially and adversely affect the rights of holders of Shares, Holders are advised that in the event that (i) the Depositary timely receives a voting instruction form which fails to specify the manner in which the Depositary is to vote the Shares or (ii) no timely instructions are received by the Depositary from a Holder, unless the Company shall advise as aforesaid the Depositary will be required to deem such Holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company with respect to the Shares represented by such Holder’s ADSs and the Depositary will give a discretionary proxy such designated person. Subject to applicable law, regulation, the Memorandum and Articles of Association of the Company, even if the Company should advise the Depositary as described above, the Depositary shall, if so requested in writing by the Company, represent all Shares (whether or not voting instructions have been received in respect of such Shares from Holders) for the purpose of establishing a quorum at a meeting of shareholders.

In the event that voting on any resolution or matter is conducted on a show of hands basis in accordance with the Memorandum and Articles of Association, the Depositary will refrain from voting and the voting instructions (or the deemed voting instructions, as set out above) received by the Depositary from Holders shall lapse.

Holders are advised that (a) there can be no assurance that Holders or Beneficial Owners generally or any Holder or Beneficial Owner in particular will receive this notice with sufficient time to enable the Holder to return voting instructions to the Depositary in a timely manner, (b) the Depositary has not reviewed the Company’s website or any of the items thereon, and is not liable for the contents thereof, (c) neither the Depositary nor any of its affiliates controls, is responsible for, endorses, adopts, or guarantees the accuracy or completeness of any information contained in any document prepared by the Company or on the Company’s website and neither the Depositary nor any of its affiliates are or shall be liable or responsible for any information contained therein or thereon and (d) save for applicable provisions of Cayman Islands law, the Depositary shall not be liable for any failure to carry out any instructions to vote any of the Shares or the manner in which such vote is cast or the effect of any such vote.

For more information, contact:

Deutsche Bank Trust Company Americas

Depositary Receipts

Tel 212-250-9100